UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT ON FORM 6-K/A

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February No.4

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note

This Amendment No.1 on Form 6-K/A amends the Registrant’s Form 6-K filed on February 28, 2022 (the “Original 6-K”), solely to amend the Registrant’s consolidated financial statements as of December 31, 2021 included as Exhibit 99.1 to the Original 6-K, to (i) amend “Note 2 Summary of Significant Accounting Policies” to add Notes 2M, 2N, 2O and 2P that were inadvertently omitted and (ii) renumber the remaining portions of Note 2. The attached Exhibit 99.1 replaces in its entirety Exhibit 99.1 as filed with the Original 6-K. No change has been made to any of the financial statements or to any numerical data included in the financial statements or the notes thereto. The consent of the Registrant’s Independent Registered Accounting Firm is also being filed herewith as Exhibit 99.3.

Other than as described above,  no other change to the Original 6-K or the exhibits thereto is being made.

This Amendment No.1 on Form 6-K/A, including the exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Registrant  under the Securities Act of  1933.

Exhibit 99.1	Registrant’s consolidated financial statements as of December 31, 2021 and the report thereon dated February 28, 2022 of Brightman Almagor Zohar & Co. (filed herewith)
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations (previously filed with the Original 6-K)
Exhibit 99.3	Consent of Independent Registered Accounting Firm (filed herewith)

This Form 6-K/A, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 8, 2022	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary